Filed Pursuant to Rule 424(b)(3)

Registration No. 333-158478

GLOBAL INCOME TRUST, INC.

STICKER SUPPLEMENT DATED NOVEMBER 3, 2011

TO PROSPECTUS DATED OCTOBER 24, 2011

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated October 24, 2011. Capitalized terms used in this sticker supplement have the same meaning as in the prospectus unless otherwise defined herein. The terms “we,” “our,” “us” and “Global Income Trust” include Global Income Trust, Inc. and its subsidiaries.

This information is presented as of October 27, 2011.

RECENT DEVELOPMENTS

Acquisitions

On October 27, 2011, Global Income Trust, Inc. (the “Company”), through a subsidiary formed for such purpose, closed on the acquisition of the fee simple interest in a Class A office building known as Heritage Commons IV, located on approximately 10 acres of land in the Fort Worth, Texas metropolitan area (the land and building are collectively referred to as “Heritage Commons IV”). The building consists of three stories with approximately 164,000 rentable square feet and has approximately five parking spaces per 1,000 net rentable square feet for surface parking. Heritage Commons IV is located along Interstate 35W and is within Fort Worth’s master planned AllianceTexas development, a 17,000 acre, mixed-used development community.

We purchased Heritage Commons IV from an unaffiliated third party, Heritage Commons IV, Ltd., a Texas limited partnership, for $31.0 million, exclusive of closing and loan costs. We funded $24.5 million of the purchase price from the proceeds of a $20.5 million mortgage loan (“Senior Loan”) and a $4.0 million mezzanine loan (“Mezz Loan”) from JPMorgan Chase Bank, N.A., and paid the balance of the purchase price, together with closing and loan costs, from proceeds of our current offering. In connection with our investment in Heritage Commons IV, we paid our advisor an Investment Services Fee of $573,500, which is equal to 1.85% of the purchase price of the property.

Heritage Commons IV was constructed in 2008 and is 100% leased to Mercedes-Benz Financial Services USA, LLC, a full-service automotive finance company (the “MB Lease”). The MB Lease expires on October 1, 2018, and may be renewed at the option of the tenant for two additional terms of five years each. Monthly base rent on the MB Lease is $286,213, annualized base rent is approximately $3.43 million, and the effective annual base rent per leased square foot is $20.90 per square foot. Commencing on October 1, 2013, the annual base rent will increase to $320,586 per month for an annualized base rent of approximately $3.85 million or $23.41 per square foot. The tenant also is responsible for payment of certain electrical expenses and operating expenses in excess of a specified amount for Heritage Commons IV, subject to caps on certain expenses.

We closed on the Senior Loan and the Mezz Loan on the date we acquired Heritage Commons IV. The Senior Loan bears interest at the rate of 6.018% per annum and will mature on November 1, 2016, subject to our right to extend the Senior Loan for an additional term not to exceed beyond September 1, 2018. For the extension period, if any, the interest rate will increase to no greater than 11.018% per annum. Principal and interest on the Senior Loan will be calculated based on a 25 year amortization, payable in equal monthly installments of $132,307. Assuming no prepayment of the Senior Loan is made and it is not extended for an additional term, the unpaid principal balance due on the Senior Loan on November 1, 2016 is anticipated to be approximately $18.5 million. The Senior Loan may be prepaid, at our option, only after the second anniversary of the date of the first monthly payment under the Senior Loan, subject to a yield maintenance charge. The Senior Loan is collateralized by a deed of trust and an assignment of leases and rents granting the lender a first priority security interest in Heritage Commons IV. The Senior Loan generally is nonrecourse to the borrower, a wholly owned subsidiary we formed to acquire Heritage Commons IV, except in the event of certain insolvency events involving the borrower or its managing member, or if the borrower fails to comply with certain covenants under the loan agreement, including failure to obtain the lender’s consent to transfers of Heritage Commons IV or borrower’s interest in Heritage Commons IV and consent to secondary financings. Generally, the loan documents contain customary covenants, agreements, representations and warranties and events of default, all as set forth in the loan documents. Our operating partnership, Global Income, LP, has guaranteed certain of the borrower’s obligations under the Senior Loan agreements.

The Mezz Loan bears interest at the rate of 11% per annum and has the same maturity date and extension provision as the Senior Loan. However, if the Senior Loan is prepaid, the Mezz Loan must also be prepaid. Interest only payments, based on a 360-day year, are due monthly in the amount of $36,667 during the initial term. Assuming no prepayment of the Mezz Loan is made, the unpaid principal balance due on the loan at maturity will be $4 million. The Mezz Loan may be prepaid at any time, subject to certain additional payments. If the Mezz Loan repaid on or before November 1, 2012, the borrower must pay the interest that would have been payable for the balance of such first year. In addition, any prepayment is subject to the payment of an exit fee equal to a percentage of the related principal amount of the Mezz Loan that is prepaid (the “Exit Fee”). The Exit Fee increases during the passage of time and ranges from one percent (1%) for the first twenty-four months to four percent (4%) in the fifth year for prepayments made from the date of closing through and including the maturity date of any extended term of the Mezz Loan.

The Mezz Loan is collateralized by 100% of the equity interest in the borrower which was pledged to the lender. The Mezz Loan is generally nonrecourse to the borrower, subject to the same exceptions under the Senior Loan. Generally, the Mezz Loan documents contain customary covenants, agreements, representations and warranties and events of default, all as set forth in the Mezz Loan documents. In addition, an event of default under the Senior Loan will also trigger an event of default under the Mezz Loan. Our operating partnership, Global Income, LP, has guaranteed certain of the borrower’s obligations under the Mezz Loan agreements.

Properties in which we invest will be subject to competition from similar properties within their market areas and their economic performance could be affected by changes in local economic conditions. In evaluating Heritage Commons IV, we considered a variety of factors, including location, functionality and property condition, price per square foot, replacement cost, the creditworthiness of the tenant, length of the lease terms and other provisions in the lease, population growth and market fundamentals such as regional and local economic conditions. We believe that Heritage Commons IV is suitable for its intended purposes and is adequately covered by insurance. We do not intend to make significant renovations or improvements to the property.

Real estate taxes assessed for the year ending December 31, 2011 will total approximately $600,000, calculated by multiplying the assessed value of Heritage Commons IV by six estimated tax rates ranging from 0.02 to 1.37 per $100 of assessed value.

The acquisition capitalization rate for Heritage Commons IV is 8.03% (the “Cap Rate”). We determine the Cap Rate by dividing the projected annualized net operating income for Heritage Commons IV as of the date of acquisition by its purchase price, excluding the Investment Services Fee and closing and loan costs. For this purpose, net operating income consists of rental income and expense reimbursements from the in-place lease reduced by property operating expenses. According to Real Capital Analytics, office sales in the Dallas/Fort Worth region for the period January 1, 2011 through April 30, 2011 were transacted at an average Cap Rate of 7%.

For federal tax purposes, the depreciable basis in Heritage Commons IV is expected to be approximately $29 million. We will calculate depreciation expense for federal income tax purposes by using the straight line method. We anticipate depreciating building and land improvements, for federal income tax purposes, based on estimated useful lives of 40 years and 20 years, respectively.

PLAN OF DISTRIBUTION – Investments through IRA Accounts

The following supersedes and replaces in its entirety the paragraph under the “PLAN OF DISTRIBUTION – Investments through IRA Accounts” section on page 166 of the prospectus:

Community National Bank (“CNB”) has agreed to act as an IRA custodian for our stockholders who have or desire to establish with CNB an IRA, SEP or certain other tax-deferred accounts or transfer or rollover existing accounts. Such agreement is subject to change and terminable upon 90 days notice by CNB or the Company. For investors whose subscriptions are accepted by the Company and who are admitted as stockholders up to and including December 30, 2011, we will pay the annual maintenance fee for the calendar year in which a subscriber first purchases our shares through an investor account with CNB unless such annual maintenance fee has already been paid by one or more third parties prior to the purchase of any shares through an investor account with CNB. Subscribers who choose CNB as IRA custodian are responsible for paying subsequent annual maintenance fees and any other fees for such accounts. Investors admitted as stockholders after December 30, 2011 will be responsible for payment of their first annual maintenance fee and all subsequent fees. Our payment of the annual maintenance fee will be treated as a purchase price adjustment and result in a lower tax basis in the shares purchased by the IRA. In some cases, the purchase price adjustment may be shared among investments purchased for the account. Subscribers who choose a different IRA custodian are responsible for paying annual maintenance fees and other fees related to such account. Further information as to these custodial services is available through our Managing Dealer or a participating broker.

This sticker supplement contains forward-looking statements. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “predict,” “believe,” “intend” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results could differ materially from those set forth in the forward-looking statements. We caution investors and potential investors not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

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